UNITED STATES  SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549



CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. Commission File Number 001-37940
(Exact name of registrant as specified in its charter)
Nugene International, Inc.
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)
401 Ryland Street, Suite 200 A, Reno, Nevada  89502 (807) 770-4967
(Title of each class of securities covered by this Form)
Common Stock $0.0001

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) None
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)  X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6 Rule 15d-22(b)

Approximate number of holders of record as of the certifiation or notice date: 55
Pursuant to the requirements of the Securities Exchange Act of 1934 Nugene International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 24, 2021
By: /s/ Frank J. Hariton
Frank J. Hariton, Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and
15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall fie with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an offier of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.